LAZARD FRÈRES & CO. LLC
(S.E.C. I.D. No. 8-2595)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of Lazard Frères & Co. LLC:

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 24, 2020

We have served as the Company's auditor since 2000.

LAZARD FRÈRES & CO. LLC

**CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(In Thousands)**

ASSETS

Cash and cash equivalents	$	605,736
Receivables, net:		
Fees		317,897
Affiliates		97,403
Other		30,198
Investments		163,817
Property, net		30,143
Right-of-use assets		16,154
Goodwill		128,451
Deferred tax assets		10,995
Other assets		53,021
TOTAL ASSETS	$	1,453,815

LIABILITIES AND MEMBER'S EQUITY

Accrued compensation and benefits	$	281,644
Payables to affiliates		252,908
Accounts payable and accrued expenses		61,293
Operating lease liabilities		18,227
Income taxes payable		27,776
Obligations under pension and post employment benefit plans		10,363
Securities sold, not yet purchased		12,894
Derivative obligations		9,457
Other liabilities		13,910
TOTAL LIABILITIES		688,472

COMMITMENTS AND CONTINGENCIES

Member's equity		828,822
Accumulated other comprehensive loss, net of tax		(63,479)
TOTAL MEMBER'S EQUITY		765,343
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,453,815

See notes to consolidated statement of financial condition.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(In Thousands)

1. ORGANIZATION AND BASIS OF PRESENTATION

The accompanying consolidated statement of financial condition is that of Lazard Frères & Co. LLC (collectively referred to as the "Company"), a wholly-owned subsidiary of Lazard Group LLC ("Lazard Group"). Lazard Group is a wholly-owned indirect subsidiary of Lazard Ltd ("Lazard Ltd"), a Bermuda holding company, whose common stock is traded on the New York Stock Exchange. The Company includes the accounts of Lazard Frères & Co. LLC ("LF&Co."), and its wholly-owned, non-guaranteed subsidiaries, Lazard Asset Management LLC and its subsidiaries (collectively referred to as "LAM"), Lazard LAM Holdings, Inc. and Goldsmith, Agio, Helms & Lynner, LLC and its subsidiary ("GAHL"). The Company's principal operating activities are included in two business segments:

- Financial Advisory, which offers a wide array of financial advisory services regarding mergers and acquisitions ("M&A"), capital advisory, restructurings, and other strategic advisory matters to corporate, partnership, institutional, government and individual clients across the globe, and
- Asset Management, which offers a broad range of global investment solutions and investment management services in equity and fixed income strategies, asset allocation strategies, alternative investments to corporations, public funds, endowments and foundations, labor funds, financial intermediaries and private clients.

In addition, the Company records selected other activities in its Corporate segment, including management of cash, investments, and transactions with affiliates.

Basis of Presentation – The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's policy is to consolidate entities in which it has a controlling financial interest. The Company consolidates:

- Voting interest entities ("VOEs") where the Company holds a majority of the voting interest in such VOE's, and
- Variable interest entities ("VIEs") where the Company is the primary beneficiary having the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses of, or receive benefits from, the VIE that could be potentially significant to the VIE.

When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity's operating and financial decisions, the Company either (i) applies the equity method of accounting in which it records a proportionate share of the entity's net earnings, or (ii) elects the option to measure its investment at fair value. Intercompany transactions and balances have been eliminated.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019
(In Thousands)

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below relate to reported amounts and disclosures in the consolidated statement of financial condition.

Foreign Currency Translation – The consolidated statement of financial condition is presented in U.S. Dollars. Many of the Company's non-U.S. subsidiaries have a functional currency (*i.e.*, the currency in which operational activities are primarily conducted) that is other than the U.S. Dollar, generally the currency of the country in which such subsidiaries are domiciled. Adjustments that result from translating amounts from a subsidiary's functional currency to U.S. Dollars are reported in "accumulated other comprehensive loss, net of tax" ("AOCI").

Use of Estimates – The preparation of the consolidated statement of financial condition is in conformity with U.S. GAAP requires the use of management's estimates. In preparing the consolidated statement of financial condition, management makes estimates and assumptions regarding:

- valuations of assets and liabilities requiring fair value estimates including, but not limited to, investments, derivatives, securities sold, not yet purchased and assumptions used to value pension and other post-retirement plans;
- the discount rate used to measure right-of-use assets and operating lease liabilities;
- recognition of asset management and distribution fees and the value of the underlying assets under management;
- the adequacy of the allowance for doubtful accounts;
- the realization of deferred tax assets and adequacy of tax reserves for uncertain tax positions;
- the outcome of litigation;
- the carrying amount of goodwill, and
- other matters that affect the reported amounts and disclosure of contingencies in the consolidated statement of financial condition.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the consolidated statement of financial condition.

Cash and Cash Equivalents – The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased. The Company has concentrations of cash equivalents of $212,516 and $134,989 that are invested in Dreyfus and Goldman Sachs money market funds, respectively, as of December 31, 2019.

Investments – Investments in debt and marketable equity securities are accounted for at fair value.

Investments also include interests in alternative investment funds, private equity funds, debt, equity, and debt equity funds, each accounted for at fair value.

Allowance for Doubtful Accounts – The Company maintains an allowance for bad debts to provide for estimated losses relating to fees and other receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on management's analysis of the client's creditworthiness and specifically reserves against exposures where the Company determines the receivables may be impaired, which may include situations where a fee is in dispute or litigation has commenced.

With respect to fees receivables from Financial Advisory activities, such receivables are generally deemed past due when they are outstanding 60 days from the date of the invoice. However, some Financial Advisory transactions include specific contractual payment terms that vary from one month to four years (as is the case with the Company's Private Company Advisory ("PCA") group's financing receivables) following the invoice date or may be subject to court approval (as is the case with bankruptcy-related restructuring assignments). In such cases, receivables are deemed past due when payment is not received by the agreed-upon contractual date or the court approval date. Based upon the Company's historical experience, the credit quality of the counterparties, and the lack of past due or uncollectible amounts, there is a nominal balance in the allowance for doubtful accounts for PCA fees receivable. Financial Advisory fee receivables past due in excess of 180 days are fully provided for unless there is evidence that the balance is collectable. Asset management and distribution fee receivables are deemed past due and fully provided for when such receivables are outstanding 12 months after the invoice date. Notwithstanding our policy for receivables past due, the Company specifically reserves against exposures relating to Financial Advisory and Asset Management fees where the Company determines receivables are impaired. See Note 4 for additional information regarding receivables.

Receivables, net - other – Other receivables consists of $23,800 of proceeds associated with certain life insurance policies, $4,433 from unsettled trades, $1,126 of receivables from fees due from third parties, $517 of loans receivable from employees, $149 related to the settlement of mutual fund transactions with customers of LAM, $100 for clearing deposits held at our clearing broker, and $73 of commissions and other receivables. These receivables are short-term in nature, and accordingly, their carrying amount approximates fair value. The Company has a contractual obligation to pay $15,573 of the life insurance proceeds to a third party, which is included in Accounts payable and accrued expense in the consolidated statement of financial condition.

Property, net – Property is stated at cost less accumulated depreciation and amortization. Leasehold improvements are capitalized and amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease, which generally range between 3 and 15 years. Depreciation of furniture and equipment, including computer hardware and software, is determined on a straight-line basis using estimated useful lives, generally between 3 and 15 years.

Goodwill – As goodwill has an indefinite life, it is required to be tested for impairment annually, as of November 1, or more frequently if circumstances indicate impairment may have occurred. The Company performs a qualitative evaluation about whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount in lieu of actually calculating the fair value of the reporting unit. The Company completed its annual goodwill review as of November 1, 2019 and

determined that no impairment existed. At December 31, 2019 goodwill of $125,539 and $2,912 was attributable to the Company's Financial Advisory and Asset Management segments, respectively.

Securities Sold, Not Yet Purchased – Securities sold, not yet purchased are recorded on a trade date basis and represent liabilities for securities sold where there is an obligation to deliver such securities. These securities are accounted for at fair value.

Derivative Instruments – A derivative is typically defined as an instrument whose value is "derived" from underlying assets, indices or reference rates, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (*i.e.*, currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (*i.e.*, interest rate swaps or options to buy or sell securities or currencies).

The Company enters into forward foreign currency exchange rate contracts, equity and fixed income swaps and other derivative contracts to economically hedge exposures to fluctuations in currency exchange rates and equity and debt security prices. The Company reports its derivative instruments separately as assets and liabilities unless a legal right of set-off exists under a master netting agreement enforceable by law. The Company's derivative instruments are recorded at their fair value and are included in "other assets" and "derivative obligations" on the consolidated statement of financial condition. See Note 7 for information regarding derivatives.

In addition to the derivative instruments described above, the Company records derivative liabilities relating to its obligations pertaining to LAM's deferred compensation arrangements. The fair value of these compensation arrangements are based on the value of the underlying investments, adjusted for estimated forfeitures, and are included in "accrued compensation and benefits" in the consolidated statement of financial condition. See Note 14 for information regarding LAM's deferred compensation arrangements.

Fair Value of Financial Assets and Liabilities – The majority of the Company's financial assets and liabilities are recorded at fair value or at amounts that approximate fair value. Such assets and liabilities include cash and cash equivalents, deposits with banks, receivables (excluding PCA receivables), investments, derivative instruments and securities sold not yet purchased.

Investment Banking and Other Advisory Fees – Fees for Financial Advisory services are recorded when (i) a contract with a client has been identified, (ii) the performance obligations in the contract have been identified, (iii) the fee or other transaction price has been determined, (iv) the fee or other transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation.

The benefits of investment banking and advisory services are generally transferred to the Company's clients over time, and consideration for these advisory services typically includes transaction completion, transaction announcement and retainer fees. Retainer fees are generally fixed and recognized over the period in which the advisory services are performed. However, transaction announcement and transaction completion fees are variable and subject to constraints, and they are

typically not recognized until there is an announcement date or a completion date, respectively, due to the uncertainty associated with those events. Therefore, in any given period, advisory fees recognized for certain transactions will relate to services performed in prior periods. The advisory fees that may be unrecognized as of the end of a reporting period, primarily comprised of fees associated with transaction announcements and transaction completions, generally remain unrecognized due to the uncertainty associated with those events. Receivables related to investment banking and other advisory fees are reported in "receivables, net – fees" on the consolidated statement of financial condition.

Asset Management and Distribution Fees – Fees for Asset Management services are primarily comprised of management fees and incentive fees. Management fees are derived from fees for investment management and advisory services provided to clients. Fees for Distribution services are earned from distribution agreements whereby a LAM subsidiary acts as the principal underwriter for the open class shares of the Portfolios of The Lazard Funds, Inc. and service class shares of the Portfolios of Lazard Retirement Series, Inc., (collectively, the "Funds").

Revenue from Asset Management and Distribution services are recorded in accordance with the same five criteria as Financial Advisory fees, which generally results in management fees being recorded on a daily, monthly or quarterly basis, primarily based on a percentage of client assets managed.

Management fees – The benefits of these management services are transferred to the Company's clients over time. Consideration for these management services generally includes management fees, which are based on assets under management and recognized over the period in which the management services are performed. The selling or distribution of fund interests is a separate performance obligation within management fees and other, and the benefits of such services are transferred to the Company's clients at the point in time that such fund interests are sold or distributed.

Incentive fees – The benefits of these management services are transferred to the Company's clients over time. Consideration for these management services is generally variable and includes performance or incentive fees. The fees allocated to these management services that are unrecognized as of the end of the reporting period are generally amounts that are subject to constraints due to the uncertainty associated with performance targets and claw backs.

With regard to the disclosure requirement for remaining performance obligations, the Company elected the practical expedients permitted in the guidance to (i) exclude contracts with a duration of one year or less; and (ii) exclude variable consideration, such as transaction completion and transaction announcement fees, that is allocated entirely to unsatisfied performance obligations. Excluded variable consideration typically relates to contracts with duration of one year or less, and is generally constrained due to uncertainties. Therefore, when applying the practical expedients, amounts related to remaining performance obligations are not material to the Company's consolidated statement of financial condition.

In addition, the Company earns performance-based incentive fees on various investment products, including traditional products and alternative investment funds, such as hedge funds.

For Hedge funds, incentive fees are calculated based on a specific percentage of a fund's net appreciation, in some cases in excess of established benchmarks, or thresholds. The Company records incentive fees on traditional products and hedge funds when a significant reversal in the amount of the cumulative revenue to be recognized is not probable, which is typically at the end of the relevant performance measurement period. The incentive fee measurement period is generally an annual period (unless an account is terminated during the year). Incentive fees received at the end of the measurement period are not subject to reversal or payback.

Receivables relating to asset management fees and distribution fees are reported in "receivables, net - fees" on the consolidated statement of financial condition.

Underwriting Fees – Underwriting revenue is accrued on a trade date basis and represents fees earned on primary and secondary offerings of debt and equity securities. Expenses that are directly related to underwriting transactions that are billable to clients are recorded as incurred.

Soft Dollar Arrangements – LAM obtains research and other services through commission–sharing arrangements with broker dealers, which are also known as "soft dollar" arrangements. Consistent with the "soft dollar" safe harbor established by Section 28(e) of the Securities Exchange Act of 1934, as amended, LAM does not have any contractual obligation or arrangement requiring it to pay for research and other eligible services obtained through soft dollar arrangements with brokers. Instead, the provider is obligated to pay for these services. Consequently, the Company does not incur any liability and does not accrue any expenses in connection with any research or other eligible services obtained by LAM pursuant to such soft dollar arrangements. The use of soft dollars is limited by regulations in the European Union and the U.K. and, as such, the Company may directly pay a portion of the costs of research and other eligible services going forward.

Income Taxes – Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Such temporary differences are reflected as deferred tax assets and deferred tax liabilities on the consolidated statement of financial condition. A deferred tax asset is recognized if it is more likely than not (defined as a likelihood of greater than 50%) that a tax benefit will be accepted by a taxing authority.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and, when necessary, a valuation allowance is established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the following possible sources of taxable income when assessing the realization of deferred tax assets:

- future reversals of existing taxable temporary differences;
- future taxable income exclusive of reversing temporary differences and carryforwards;
- taxable income in prior carryback years; and
- tax-planning strategies.

The assessment regarding whether a valuation allowance is required or should be adjusted also considers all available information, including the following:

- nature, frequency, magnitude and duration of any past losses and current operating results;
- duration of statutory carryforward periods;
- historical experience with tax attributes expiring unused; and
- near-term and medium-term financial outlook.

The Company records tax positions taken or expected to be taken in a tax return based upon the Company's estimates regarding the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. See Note 17 for additional information relating to income taxes.

3.   RECENT ACCOUNTING DEVELOPMENTS

Leases - In February 2016, the Financial Accounting Standards Board (the "FASB") issued updated guidance for leases. The guidance requires a lessee to (i) recognize a right-of-use asset and a lease liability that is initially measured at the present value of the lease payments, in the consolidated statement of financial condition, and (ii) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a straight-line basis.

The Company adopted the new guidance on January 1, 2019 using the optional transition method, which allows such guidance to be applied initially at the adoption date with a cumulative-effect adjustment and without restating comparative periods. Lazard elected the package of practical expedients, which allows the carry-forward of the prior conclusions on lease definition, classification and initial direct costs related to the existing leases as of the adoption date.

Substantially all of the Company's existing lease arrangements are operating leases. The adoption of the new guidance on January 1, 2019 resulted in a recognition of $19,907 of right-of-use assets ("ROU assets") and $22,240 of operating lease liabilities in the Company's consolidated statement of financial condition. The operating lease liabilities at January 1, 2019 reflect any remaining lease payments discounted using an incremental borrowing rate (on a collateralized basis) based on the remaining lease term (the "Discount"), as an implicit rate was not readily determinable for any of the Company's existing operating leases. The operating lease ROU assets are lower than the operating lease liabilities primarily because lease incentives reduce the ROU assets (see Note 11).

Improvements to Nonemployee Share-Based Payment Accounting - In June 2018, the FASB issued updated guidance to simplify the accounting for nonemployee share-based payment transactions. The new guidance generally requires equity-classified nonemployee share-based payment awards to be measured at the grant date, which is the date at which a grantor and grantee reach a mutual understanding of the key terms and conditions of a share-based payment award. This update generally aligns the accounting for equity-classified share-based payment awards to nonemployees with the

measurement date required for employees. The Company adopted the new guidance on January 1, 2019 and its application did not have a material impact on the Company's statement of financial condition.

Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income - In February 2018, the FASB issued updated guidance on the tax effects of items in "accumulated other comprehensive income (loss), net of tax" ("AOCI"). Specifically, the new guidance will permit, but not require, a reclassification from AOCI to retained earnings for stranded tax effects resulting from the newly enacted federal corporate income tax rate under the Tax Cuts and Jobs Act of 2017. The amount of the reclassification would be the difference between the historical corporate income tax rate and the newly enacted 21% corporate income tax rate. The Company adopted the new guidance on January 1, 2019 without reclassifying any amounts from AOCI to retained earnings. The application of the guidance did not have a material impact on the Company's statement of financial condition.

Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments - In June 2016, the FASB issued new guidance regarding the measurement of credit losses on financial instruments. The new guidance replaces the incurred loss impairment methodology in the current guidance with a methodology that reflects current expected credit losses ("CECL") and requires consideration of a broader range of reasonable and supportable information to determine credit loss estimates. The new guidance is effective for annual and interim periods beginning after December 15, 2019. The new guidance will be applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption.

The Company will adopt the new credit loss guidance upon its effective date of January 1, 2020. The Company's adoption efforts include the identification of financial assets within the scope of the guidance, the evaluation of the current credit loss provisioning process, and the implementation of the CECL model. The impact of the new guidance primarily relates to the Company's fee receivables.

To comply with the CECL model, the Company has analyzed historical bad debt charge-off data to determine the average charge-off rate used to measure the expected credit loss for fee receivables. The Company has determined that long-term forecasted information is not relevant to its fee receivables which are generally short-term. The Company will update the average charge-off rate periodically and maintain its quarterly reserve review process to consider current factors that would require an adjustment to the credit loss estimate. In addition, the Company will periodically perform a qualitative assessment to monitor risks associated with current and forecasted conditions that may require an adjustment to the expected credit loss allowance. The Company currently does not expect a material impact to its statement of financial condition upon adoption of the new credit loss guidance.

Intangibles—Goodwill and Other: Simplifying the Test for Goodwill Impairment - In January 2017, the FASB issued updated guidance which eliminated Step 2 from the goodwill impairment test. Step 2 is the process of measuring a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill. The new guidance requires entities to measure a goodwill impairment loss as the amount by which a reporting unit's carrying value exceeds its fair value, limited to the carrying amount of goodwill. The FASB also eliminated the requirements for entities that have reporting units with zero or negative carrying amounts to perform a qualitative assessment for the goodwill impairment test. Instead, those entities would be required to disclose the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount. The new guidance is effective for interim or annual goodwill impairment tests performed in fiscal years beginning after December 15, 2019. The Company will adopt the new guidance as of January 1, 2020 and prospectively apply the new model for its goodwill impairment test. There will be no impact to the Company's statement of financial condition at the adoption date.

Intangibles—Internal-Use Software: Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract - In August 2018, the FASB issued updated guidance on the accounting for implementation costs incurred in a cloud computing arrangement. The new guidance requires the capitalization of the implementation costs incurred in a cloud computing arrangement to be aligned with the requirements for capitalizing costs incurred to develop or obtain internal-use software. The new guidance is effective for annual and interim reporting periods beginning after December 15, 2019 and allows entities to either retrospectively or prospectively apply the amendments at adoption. The Company will adopt the new guidance as of January 1, 2020 and has elected to apply the new guidance prospectively to implementation costs incurred after the adoption date. There will be no impact to the Company's statement of financial condition at the adoption date.

Related Party Guidance for Variable Interest Entities - In October 2018, the FASB issued updated guidance that requires consideration of indirect interest held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interests. The new guidance is effective for fiscal years and interim periods beginning after December 15, 2019. The amendments are required to be applied retrospectively with a cumulative-effect adjustment. The Company will adopt the new guidance as of January 1, 2020 and does not expect a material impact to its statement of financial condition at the adoption date.

Fair Value Measurement: Changes to the Disclosure Requirements for Fair Value Measurement - In August 2018, the FASB issued updated guidance which modifies the disclosure requirements on fair value measurement. The updated guidance eliminates or modifies various required disclosures under the current guidance and includes additional requirements. The new guidance is effective for annual and interim reporting periods beginning after December 15, 2019. The additional disclosures related to level 3 fair value measurements are to be applied prospectively and other amendments are to be applied retrospectively. The Company will adopt the new guidance on January 1, 2020 and update its fair value measurement disclosures in accordance with the new guidance. The Company currently does not expect a material impact to its statement of financial condition at the adoption date.

Compensation–Retirement Benefits: Changes to the Disclosure Requirements for Defined Benefit Plans - In August 2018, the FASB issued updated guidance which modifies the disclosure requirements regarding defined benefit plans and other postretirement plans. The updated guidance eliminates or clarifies certain currently required disclosures and includes additional requirements. The new guidance is effective for fiscal years ending after December 15, 2020 with retrospective application. The Company will adopt the new guidance on January 1, 2020 and update its related disclosures in accordance with the new guidance. The Company currently does not expect a material impact to its statement of financial condition at the adoption date.

Simplifying the Accounting for Income Taxes - In December 2019, the FASB issued new guidance to simplify the accounting for income taxes. The amendments include the removal of certain exceptions and various improvements. These improvements are related to the accounting for franchise tax based on income, evaluation of step up in tax basis of goodwill, allocation of consolidated tax expense to standalone legal entities, recognition of enacted change in tax laws or rates, and other minor changes. The new guidance is effective for annual and interim reporting periods beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the new guidance.

4.   RECEIVABLES, NET - FEES

Receivables are stated net of an estimated allowance for doubtful accounts, for past due amounts and for specific accounts deemed uncollectible, which may include situations where a fee is in dispute. The aggregate carrying amount of fees receivables approximates fair value.

The following table provides a summary of fees receivable as of December 31, 2019:

Financial advisory fees:	
Investment banking	$ 76,036
PCA	65,413
Asset management fees:	
Asset management and distribution fees	177,445
Total fee receivables	318,894
Less: Allowance for doubtful accounts	(997)
Receivables, net - fees	$ 317,897

Activity in the allowance for doubtful accounts for the year ended December 31, 2019 was as follows:

Balance, January 1, 2019	$ (5,178)
Bad debt expense, net of recoveries	4,184
Charge-offs, foreign currency translation and other adjustments	(3)
Balance, December 31, 2019	$ (997)

As of December 31, 2019, the Company had receivables past due or deemed uncollectible of $4,971.

Related Parties

Investment banking fees receivable as of December 31, 2019 includes $3,000 of fees due from clients of which a member of Lazard Ltd's Board of Directors also served as a member of the client's board of directors or in a management capacity. The engagement terms were negotiated in the ordinary course of business on an arms-length basis.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(In Thousands)

5.   INVESTMENTS

The Company's investments and securities sold, not yet purchased as of December 31, 2019, consist of the following:

Investments:

Equities	$	48,257
Funds:		
Alternative investments[a]		16,271
Debt [a]		39,477
Equity [a]		58,793
Private equity		1,019
		115,560
Total Investments, at fair value	$	163,817
Securities sold, not yet purchased, at fair value	$	12,894

[a] Interests in alternative investments, debt and equity funds include investments with fair values of $9,570, $4,258 and $12,124, respectively, as of December 31, 2019, held in order to satisfy the Company's liabilities upon vesting of previously granted fund interests related to the Company's deferred compensation arrangements. The Company's deferred compensation arrangements are further explained in Note 14.

Equities primarily consist of seed investments invested in marketable equity securities of large-, mid- and small-cap domestic, international and global companies held within separately managed accounts related to LAM's business and securities held by LF&Co.

Alternative investment funds primarily consist of interests in various hedge funds, fund of funds and mutual funds related to LAM's business and amounts related to LAM's deferred compensation arrangements.

Debt funds primarily consist of a debt fund held by LF&Co, seed investments in funds related to LAM's business that invest in debt securities, and amounts related to LAM's deferred compensation arrangements.

Equity funds primarily consist of seed investments in funds related to LAM's business that invest in equity securities and amounts related to LAM's deferred compensation arrangements.

Private equity funds consist of an interest in a limited partnership that invests in private equity securities.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(In Thousands)

6. FAIR VALUE MEASUREMENTS

The Fair Value Hierarchy of Investments and Certain Other Assets and Liabilities – The Company categorizes its investments and certain other assets and liabilities recorded at fair value into a three-level fair value hierarchy as follows:

Level 1.   Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2.   Assets and liabilities whose values are based on (i) quoted prices for similar assets or liabilities in an active market, or quoted prices for identical or similar assets or liabilities in non-active markets, or (ii) inputs other than quoted prices that are directly observable or derived principally from, or corroborated by, market data.

Level 3.   Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. Items included in Level 3 include securities or other financial assets and liabilities whose trading volume and level of activity have significantly decreased when compared with normal market activity and there is no longer sufficient frequency or volume to provide pricing information on an ongoing basis.

The Company's investments in securities sold, not yet purchased are classified as Level 1 when their respective fair values are based on unadjusted quoted prices in active markets.

The fair value of equities is principally classified as Level 1 or Level 3 as follows: marketable equity securities are classified as Level 1 and are valued based on the last trade price on the primary exchange for that security as provided by external pricing services; equity securities in private companies are generally classified as Level 3.

The fair value of investments in alternative investment funds, debt funds and equity funds are classified as Level 1 assets when the fair values are primarily based on the publicly reported closing price for the fund.

The fair values of derivatives entered into by the Company are classified as Level 2, and are based on the values of the related underlying assets, indices or reference rates as follows—the fair value of forward foreign currency exchange rate contracts is a function of the spot rate and the interest rate differential of the two currencies from the trade date to the settlement date; the fair value of equity and fixed income swaps is based on the change in fair values of the related underlying equity security, financial instrument or index and a specified notional holding; and the fair value of derivative liabilities related to LAM's deferred compensation arrangements is based on the value of the underlying investments, adjusted for forfeitures. See Note 7 and Note 14.

Investments Measured at Net Asset Value ("NAV") – As a practical expedient, the Company uses NAV or its equivalent to measure the fair value of certain investments. NAV is primarily determined

based on information provided by external fund administrators. The Company has no unfunded commitments related to these investments. The Company's investments valued at NAV as a practical expedient include (i) alternative investment funds, debt funds and equity funds that have redemption

notice periods of 60 days or less and are redeemable in the near term, and (ii) private equity funds which are not redeemable in the near term as a result of redemption restrictions, however these funds are expected to be liquidated within the next 5 years.

The following table presents the classification of (i) investments and certain other assets and liabilities measured at fair value on a recurring basis as of December 31, 2019, within the fair value hierarchy and (ii) investments measured at NAV or its equivalent as a practical expedient:

| | Fair Value Measurements on a Recurring Basis | | | | |
	Level 1	Level 2	Level 3	NAV	Total
Assets:					
Investments:					
Equities	$ 46,914	$	$ 1,343	$	$ 48,257
Funds:					
Alternative investments	15,421	-	-	850	16,271
Debt	39,472	-	-	5	39,477
Equity	58,751	-	-	42	58,793
Private equity	-	-	-	1,019	1,019
Derivatives	-	611	-	-	611
Total	$ 160,558	$ 611	$ 1,343	$ 1,916	$164,428
Liabilities:					
Securities sold, not yet purchased	$ 12,894	$ -	$ -	$ -	$ 12,894
Derivatives	-	34,280	-	-	34,280
Total	$ 12,894	$ 34,280	$ -	$ -	$ 47,174

The Company's level 3 investments were unchanged for the year, with the exception of a recognized foreign currency translation adjustment of ($15). There were no transfers between any of the Level 1, 2 and 3 categories in the fair value measurement hierarchy.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(In Thousands)

Financial Instruments Not Measured at Fair Value – The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments as of December 31, 2019 that are not measured at fair value in the Company's consolidated statement of financial condition.

	Carrying Value	Fair Value	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:					
Cash and cash equivalents	$ 605,736	$ 605,736	$ 605,736	$ -	$ -
PCA receivables	$ 65,413	$ 66,729	$ -	$ -	$ 66,729
Interest-bearing deposits (included within other assets)	$ 517	$ 517	$ 517	$ -	$ -

Cash and cash equivalents are carried at either cost or amortized cost that approximates fair value due to their short-term maturities. Money market funds are valued through the use of quoted market prices, or $1.00 per share, which generally is the NAV of the fund.

Fair values of PCA fees receivables are generally determined by discounting both principal and interest cash flows expected to be collected, using a discount rate approximating current market interest rates for comparable financial instruments and based on unobservable inputs.

The carrying value of interest-bearing deposits is at amortized cost, which approximates fair value due to their short-term nature.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(In Thousands)

7. DERIVATIVES

The table below presents the fair values of the Company's derivative instruments reported within "other assets" and "derivative obligations" and the fair value of the Company's derivative liability relating to its obligations pertaining to LAM's deferred compensation arrangements reported within "accrued compensation and benefits" in the consolidated statement of financial condition as of December 31, 2019:

	Assets at December 31, 2019		Liabilities at December 31, 2019	
	Fair Value	Notional	Fair Value	Notional
Forward foreign currency exchange rate contracts	$ 611	$ 39,604	$ 931	$ 67,923
Equity and fixed income swaps and other [a]	152	3,579	8,678	66,458
LAM's deferred compensation arrangements	-	-	24,823	22,592
Total Derivatives	763	$ 43,183	34,432	$ 156,973
Counterparty netting	(152)		(152)	
Total Derivatives, net	$ 611		$ 34,280	

[a] Equity and fixed income swaps with the same counterparty under legally enforceable master netting agreements are recorded "net" in "derivative obligations" as of December 31, 2019.

8. PROPERTY, NET

As of December 31, 2019, property, net consists of the following:

	December 31, 2019
Leasehold improvements	$ 13,815
Furniture and equipment	134,202
Total	148,017
Less - Accumulated depreciation and amortization	(117,874)
Property, net	$ 30,143

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(In Thousands)

9. **OTHER ASSETS AND OTHER LIABILITIES**

The following table sets forth the Company's other assets, by type, as of December 31, 2019:

	December 31, 2019
Prepaid expenses	$ 21,956
Swap collateral	7,720
Reimbursable client expenses	7,159
Prepaid compensation	7,611
Pension asset	1,027
Other	7,548
Total	$ 53,021

The following table sets forth the Company's other liabilities, by type, as of December 31, 2019:

	December 31, 2019
LAM's settlements of mutual fund transactions payable to customers	$ 7,983
Value Added Taxes Payable	1,947
Other	3,980
Total	$ 13,910

10. **TRANSACTIONS WITH AFFILIATES**

A description of material transactions and balances with affiliates included in the consolidated statement of financial condition of the Company as of December 31, 2019 are set forth below.

Investment Banking and Other Advisory Fees – The Company periodically shares investment banking and other advisory fees with affiliates that have jointly performed services relative to the completion of certain customer transactions.

Executive Management Service Charge – The Company, through an agreement with an affiliate, Lazard Strategic Coordination Company LLC ("LSCC"), a wholly-owned subsidiary of Lazard Group, provides various services associated with the management, administration and operations of Lazard Group.

LSCC allocates the costs paid by the Company along with other costs for management, administration and operations of Lazard Group to the Company and other subsidiaries and affiliates of Lazard Group. These costs are allocated based on revenue or headcount.

Investment Management Services and Revenues – The Company serves as an investment advisor for certain affiliated investment companies and alternative investment funds and receives management fees and, for the alternative investment funds, incentive fees for providing such services. Receivables relating to such services were $38,329 at December 31, 2019, and are included in "receivables, net - fees" in the consolidated statement of financial condition.

Distribution Fees – The Company serves as distributor for certain affiliated investment companies and earns distribution fee revenue for providing such services. Distribution fees earned relating to such services are described in Note 2 to the consolidated statement of financial condition. The Company's distribution fees receivable as of December 31, 2019 was $741.

Receivables from Affiliates – Receivables from affiliates is comprised of the following items at December 31, 2019:

Receivable from Lazard Group in connection with incentive compensation plans	$ 42,340
Banking and PCA fee sharing due from various affiliates	28,653
Executive management services agreement charges due from various affilates	16,549
Other	9,861
Total Receivables from Affiliates	$ 97,403

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(In Thousands)

Payables to Affiliates – Payables to affiliates is comprised of the following items at December 31, 2019:

Compensation charges due to Lazard Group	$ 166,770
Deferred compensation charges due to various affiliates	12,041
Rent allocation payable to Lazard Group	21,193
Executive management services agreement charges by LSCC	37,013
Banking and PCA fee sharing due to various affiliates	8,834
Other	7,057
Total Payables to Affiliates	$ 252,908

11. LEASES

The Company adopted the new lease accounting guidance as of January 1, 2019, which resulted in recognition of ROU assets and lease liabilities related to operating leases on the consolidated statement of financial condition. The Company determines if an arrangement is, or contains, a lease at its inception and reevaluates the arrangement if the terms are modified. Operating lease ROU assets represent the right to use an underlying asset for the lease term and operating lease liabilities reflect the obligation to make lease payments arising from the lease. At any given time during the lease term, the operating lease liability represents the present value of the remaining lease payments and the ROU asset is measured at the amount of the lease liability, adjusted for rent prepayments, unamortized initial direct costs and the remaining balance of lease incentives received. Both the ROU asset and the operating lease liability are reduced to zero at the end of the lease.

The Company leases office space and equipment under non-cancelable lease agreements, which expire on various dates through 2028. Substantially all of these arrangements are operating leases relating to office space. Certain leases have renewal options that can be exercised at the discretion of the Company. The Company only includes renewal options in the lease term when it is reasonably certain to exercise the option. The Company does not record leases with a lease term of 12 months or less on the consolidated statement of financial condition.

For leases commencing on January 1, 2019 or thereafter that are recognized on the consolidated statement of financial condition, the Company applies its estimated Discount. The Company bases this Discount on the information available at the lease commencement date. The Company determines its Discount with consideration of the public debt issuances of the Company's sole member, Lazard Group, as well as publicly available data for instruments with similar characteristics.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(In Thousands)

For leases commencing on January 1, 2019 or thereafter that relate to office space and equipment, the Company accounts for the lease and non-lease components as a single lease component.

In addition to rent payments, operating leases for office space generally contain payments for real estate taxes, insurance costs, common area maintenance, and utilities that are not fixed. The Company accounts for these costs as variable payments and does not include them in the lease component. There are certain office leases outside of the U.S. that have annual rent increases based on year-over-year change in an index that are also accounted for as variable payments and are excluded from the lease component.

Maturities of the operating lease liabilities outstanding at December 31, 2019 for each of the five years in the period ending December 31, 2024 and thereafter are set forth in the table below.

	Year Ended December 31, 2019
2020	$ 5,987
2021	4,378
2022	3,362
2023	2,369
2024	1,637
Thereafter	1,925
Total minimum lease payments	19,658
Less - Sublease proceeds	1,431
Operating lease liabilities	$ 18,227

12. COMMITMENTS AND CONTINGENCIES

Other Commitments – The Company has various other contractual commitments arising in the ordinary course of business. In addition, from time to time, the Company may enter into underwriting commitments in which it will participate as an underwriter. At December 31, 2019, the Company had no such underwriting commitments.

Legal – The Company is involved from time to time, in judicial, regulatory and arbitration proceedings and inquiries concerning matters arising in connection with the conduct of the Company's businesses, including proceedings initiated by former employees alleging wrongful termination. The Company reviews such matters on a case-by-case basis and establishes any required accrual if a loss is probable and the amount of such loss can be reasonably estimated. The Company believes, however, based on

currently available information, that the results of any pending matters, in the aggregate, will not have a material effect on its business or financial condition.

13. MEMBER'S EQUITY

Pursuant to the Company's operating agreement, the Company allocates and distributes to Lazard Group a substantial portion of its distributable profits throughout the year and as soon as practicable after the end of each fiscal year.

14. INCENTIVE COMPENSATION

The Company participates in Lazard Ltd's share-based and fund-based incentive compensation plans.

Share-Based Incentive Compensation – Lazard Ltd's share-based incentive compensation awards that do not require future service are expensed immediately; however, awards that require future service are amortized over the applicable vesting period or requisite service period. Expenses relating to share-based incentive compensation awards are generally based on the fair value of Lazard Ltd's Class A common stock on the date of grant.

Fund-Based Incentive Compensation – Lazard Group sponsors a program whereby Lazard Group grants interests in certain funds managed by LAM to eligible employees, ("Lazard Fund Interests"), which generally require future service as a condition for vesting. Lazard Asset Management Limited ("LAM-UK"), a subsidiary of LAM, based in the United Kingdom, owns the Lazard Fund Interests granted in 2019, 2018 and 2017 by Lazard Group to LAM-UK employees. These fund interests are included in investments on the consolidated statement of financial condition. Lazard Fund Interests granted in 2019, 2018 and 2017, generally provide for one-third vesting on the second anniversary of the grant date and the remaining two-thirds vesting on the third anniversary of the grant date.

LAM's Deferred Compensation Arrangements **-** LAM grants deferred interests in LAM funds and other LAM products to certain employees as specified in their compensation agreements (referred to herein as "LAM's deferred compensation arrangements"). LAM's deferred compensation arrangements generally require future service as a condition for vesting.

In connection with the Lazard Fund Interests purchased from Lazard Group and LAM's deferred compensation arrangements, the Company records a prepaid compensation asset and a corresponding compensation liability on the date of grant based upon the fair value of the award. The prepaid asset is amortized on a straight-line basis over the applicable vesting periods or requisite service periods. LAM's deferred compensation arrangements that do not require future service are expensed immediately. The related compensation liabilities associated with Lazard Fund Interests and LAM's deferred compensation arrangements are accounted for at fair value as derivative liabilities that

contemplate the impact of estimated forfeitures, and are adjusted for changes in fair value primarily related to changes in value of the underlying investments.

The amortization of the prepaid compensation will generally be recognized over a weighted average period of approximately 1.0 years subsequent to December 31, 2019.

15.   EMPLOYEE BENEFIT PLANS

The Company provides pension and other post-employment benefits to certain employees through defined benefit plans. The defined benefit pension plans, prior to being frozen, generally provided benefits to participants based on average levels of compensation.   The other post-employment benefit plans sponsored by certain subsidiaries are active and provide benefits to the participants when they separate from the Company. Benefits are based on years of service and levels of compensation. The Company also offers a defined contribution benefit plan in the U.S.

LAM-UK co-sponsors a defined benefit pension plan (the "UK Plan") with Lazard & Co. Limited, a UK affiliate. The consolidated statement of financial condition includes LAM-UK's 27% share of the plan's assets and liabilities at December 31, 2019.

Employer Contributions to Pension Plans – The Company's funding policy for its pension plans is to fund when required by government regulation or when applicable, upon an agreement with the plans' trustees. Management also evaluates from time to time whether to make voluntary contributions to the plans. The Company funds its post-employment plans on a voluntary basis. The Company is required to make a $225 contribution to the qualified defined benefit plan in the United States. The Company expects to make a $1,000 contribution to that plan during 2020.

Investment Policies and Strategies – The primary investment goal is to ensure that the Company's pension plans remain well funded, taking account of the likely future risks to investment returns and contributions. As a result, portfolios of assets are maintained with appropriate liquidity and diversification that can be expected to generate long-term future returns that minimize the long-term costs of the pension plans without exposing the plans to an unacceptable risk of under-funding. The Company's likely future ability to pay such contributions as are required to maintain the funded status of the plans over a reasonable time period is considered when determining the level of risk that is appropriate. The Company's investing policy for its post-employment plans is to invest in highly liquid, low risk mutual funds or interest bearing bank accounts to ensure fund are readily available when employees separate from the Company. The fair value of the plans' investments classified as Level 1 assets are based on market quotes. The fair value of the plans' investments measured at NAV or its equivalent as a practical expedient is determined based on information provided by external fund administrators and such investments are redeemable in the near term.

The expected long-term rate of return on plan assets assumption is developed by using historical data, which includes: market yields, price earnings ratios, investment returns, volatilities and other data. Such historical data is then adjusted for (i) current market conditions including current market yields and equity dividend and earnings yields, and (ii) information from central banks and academic papers

that serve as indicators of future inflation and economic growth. The adjusted historical data is then evaluated against investment manager expectations.

Defined Contribution Plan – Pursuant to certain matching contributions, the Company contributes to employer sponsored defined contribution plans.

The amounts in "accumulated other comprehensive loss, net of tax" in the consolidated statement of financial condition as of December 31, 2019 that are expected to be recognized as components of net periodic benefit cost for the year ending December 31, 2020 are as follows:

	Employee Pension Plan	Post Employment Plans	Total
Net actuarial loss	$ 770	$ -	$ 770

The assumptions used to develop actuarial present value of the projected benefit obligation and net periodic benefit cost as of and for the year ended December 31, 2019 are set forth below:

	Employee Pension Plans	Post Employment Plans
Weighted-average assumptions used to determine Benefit Obligations:		
Discount rate	2.24%	2.25%

Generally, the Company determined the discount rate for its defined benefit plans by utilizing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans' liabilities.

In selecting the expected long-term rate of return on plan assets, the Company considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of the plan, giving consideration to expected returns on different asset classes held by the plans in light of prevailing economic conditions.

As a result of the pension plans being frozen, the accumulated benefit obligation and the projected benefit obligation are equal and with respect to the pension plans, are referred to herein as benefit obligation. The following table summarizes the Company's benefit obligations, the fair value of the

assets and the funded status and amount recognized in the consolidated statement of financial condition for the benefit plans at December 31, 2019:

	Employee Pension Plans	Post Employment Plans
Change in Benefit Obligation		
Benefit obligation at beginning of year	$ 122,498	$ 902
Service cost	-	114
Interest cost	3,486	20
Actuarial (gain) loss	17,860	13
Benefits paid	(7,070)	(56)
Foreign currency translation adjustment	2,877	(30)
Benefit obligation at end of year	139,651	963
Change in Plan Assets		
Fair value of plan assets at beginning of year	117,781	825
Actual return on plan assets	16,231	14
Employer contribution	220	-
Plan participants' contribution	-	56
Benefits paid	(7,070)	$ (56)
Foreign currency translation adjustment	3,304	(27)
Fair value of plan assets at end of year	130,466	812
Funded surplus (deficit) at end of year	$ (9,185)	$ (151)
Amount recognized in the Consolidated Statement of Financial Condition consists of:		
Pension asset (included in "other assets")	$ 215	$ 812
Accrued benefit liability	(9,400)	(963)
Net asset (liability) recognized	$ (9,185)	$ (151)
Amounts Recognized in Accumulated Other Comprehensive (Income)/Loss (excluding tax benefit of $2,446) consists of:		
Actuarial net (gain) loss	$ 18,586	$ 326

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(In Thousands)

Expected Benefit Payments – The following table summarizes the expected benefit payments for each of the Company's plans for each of the next five years and in the aggregate for the five years thereafter:

	Employee Pension Plans	Post Employment Plans
2020	$ 4,503	$ 121
2021	$ 5,593	$ 98
2022	$ 5,419	$ 104
2023	$ 5,195	$ 295
2024	$ 6,318	$ 65
2025- 2029	$ 31,179	$ 392

Plans' Assets – The following table presents the categorization of the Company's pension plans' investments, measured at fair value, into a fair value hierarchy and investments measure at NAV or its equivalent as a practical expedient in accordance with fair value measurement disclosure requirements as of December 31, 2019:

	Level 1	Level 2	Level 3	NAV	Total
Plans' Assets					
Cash	$ 2,547	$ -	$ -	$ -	$ 2,547
Equities	5,130	-	-	-	5,130
Debt	4,071	-	-	-	4,071
Funds:					
Equity	38,209	791	-	6,443	45,443
Debt	8,828	14,206	-	46,331	69,365
Alternative investments	-	260	-	4,462	4,722
Total plans' assets measured at Fair Value	$ 58,785	$ 15,257	$ -	$57,236	$ 131,278

Investments in funds managed by LAM include Level 1 Equity Funds of $18,899 and $6,442 of funds valued at net asset value as a practical expedient.

Consistent with the plans' investment strategies, at December 31, 2019, the Company's U.S. pension plan had 32% of the plans' assets invested in Level 1 equity funds, 39% invested in Level 1 debt funds, 28% invested in equity funds valued at NAV as a practical expedient and 1% of the plan's assets invested in cash, which is a Level 1 asset. The Company's UK Plan at December 31, 2019 had 34% of the plan's assets invested in equities and equity funds that are Level 1 and Level 2 assets, 60 % of

the plan's assets invested in debt that are Level 1, Level 2 and measured at NAV as a practical expedient, 4% of the plan's assets invested in alternative investments that are Level 2 and measured at NAV as a practical expedient and 2% of the plan's assets invested in cash, which is a Level 1 asset.

16. BUSINESS REALIGNMENT

Lazard Group conducted a review of its business, which resulted in a realignment that included employee reductions and the closing of subscale offices and investment strategies, most of which were completed during the third quarter of 2019.

The obligations pursuant to business realignment during the year ended December 31, 2019 were as follows:

	Accrued Compensation and Benefits	Other Liabilities	Total
Balance, December 31, 2019	$ 14,969	$ 68	$ 15,037

17. INCOME TAXES

As a single-member limited liability company, LF&Co. is disregarded as an entity separate from its owner and its operations are included in the tax returns of Lazard Group. Therefore, the Company has no income tax expense except with regard to: (i) its certain subsidiaries that are taxed as corporations in the jurisdictions in which they operate as well as (ii) income attributable to operations apportioned to New York City, which are subject to New York City Unincorporated Business Tax ("UBT").

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(In Thousands)

Details of the Company's deferred tax assets and liabilities at December 31, 2019 are as follows:

Deferred tax assets:		
Compensation and benefits	$	9,505
Basis adjustments		132
Net operating loss and tax credit carryforwards		4,181
Depreciation and amortization		430
Other		572
Gross deferred tax assets		14,820
Valuation allowance		(2,931)
Total deferred tax assets, net of valuation allowance		11,889
Deferred tax liabilities:		
Compensation and benefits		76
Depreciation and amortization		50
Goodwill		13
Other		768
Total deferred tax liabilities		907
Total net deferred tax assets	$	10,982

The Company has net operating loss and tax credit carryforwards for which related deferred tax assets of $4,181 were recorded at December 31, 2019 that primarily relate to indefinite lived carryforwards in Germany of $1,327 and certain carryforwards of $2,350 in the US which begin expiring in 2025.

The Company's liability for unrecognized tax benefits of $17,891 at December 31, 2019, includes $3,715 related to interest and penalties, which, if recognized, $16,149 would favorably affect the effective tax rate. With few exceptions, the Company is no longer subject to income tax examination for years prior to 2014. While the Company is under examination in various tax jurisdictions with respect to certain open years, the Company does not expect that the result of any final determination related to these examinations will have a material impact on its consolidated statement of financial condition. Developments with respect to such examinations are monitored on an ongoing basis and adjustments to tax liabilities are made as appropriate.

A reconciliation of the beginning to the ending amount of gross unrecognized tax benefits (excluding interest and penalties) is as follows:

Balance, January 1, 2019 (excluding interest & penalties of $3,148)	$ 13,509
Increases in gross unrecognized tax benefits pertaining to:	
Tax positions taken during current year	1,925
Tax positions taken in prior year	-
Decreases in gross unrecognized tax benefits pertaining to:	
Tax positions taken in prior years	(16)
Settlements	-
A lapse of the applicable statue of limitations	(1,242)
Balance, December 31, 2019 (excluding interest & penalties of $3,715)	$ 14,176

The Company anticipates that it is reasonably possible that approximately $2,300 of unrecognized tax benefits recorded at December 31, 2019 may be recognized within 12 months by as a result of the lapse of the statute of limitations in various taxing jurisdictions.

18. REGULATORY REQUIREMENTS

LF&Co. is a U.S. registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the basic method permitted by this rule, the minimum required net capital, as defined, is a specified fixed percentage (6 2/3%) of total aggregate indebtedness recorded in LF&Co.'s FOCUS report filed with the Financial Industry Regulatory Authority or $5, whichever is greater. In addition, the ratio of aggregate indebtedness (as defined) to net capital may not exceed 15:1. At December 31, 2019, LF&Co.'s regulatory net capital was $134,370, which exceeded the minimum requirement of $6,947. The Company's aggregate indebtedness to net capital ratio was 0.78:1 as of December 31, 2019.

A subsidiary of GAHL and certain LAM subsidiaries are subject to various capital adequacy requirements promulgated by various regulatory and exchange authorities in the countries in which they operate. At December 31, 2019, each of these subsidiaries individually was in compliance with its capital requirements.

19. SEGMENTED INFORMATION

The Company's reportable segments offer different products and services and are managed separately as different levels and types of expertise are required to effectively manage the segments' transactions. Each segment is reviewed to determine the allocation of resources and to assess its

performance. The Company's principal operating activities are included in its Financial Advisory and Asset Management business segments as described in Note 1. In addition, as described in Note 1, the Company records selected other activities in its Corporate segment.

The Company's segment information is prepared using the following methodology:

- Segment assets are based on those directly associated with each segment, and include an allocation of certain assets relating to various segments, based on the most relevant measures applicable, including headcount, square footage and other factors.

Management evaluates segment results based on net revenue and operating income (loss) and believes that the following information provides a reasonable representation of each segment's total assets:

	As of December 31, 2019
Financial Advisory	$ 299,341
Asset Management	555,994
Corporate	598,480
Total Assets	$ 1,453,815

Geographic Information

The Company's identifiable assets are generally allocated based on the country or domicile of the legal entity providing the service.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(In Thousands)

The following table sets forth the identifiable assets for the Company and its consolidated subsidiaries by geographic region allocated on the basis described above. In the table below, Americas principally includes the United States, Asia Pacific principally includes Australia and Japan, and EMEA principally includes the United Kingdom.

		As of December 31, 2019
Identifiable Assets		
Americas	$	1,130,840
Asia Pacific		123,585
EMEA		199,390
Total	$	1,453,815

20. SUBSEQUENT EVENTS

Management has evaluated whether any events occurred subsequent to the date of the consolidated statement of financial condition and through the date of issuance of the consolidated statement of financial condition, and determined there were no material events that would require recognition or disclosure in this consolidated statement of financial condition.

* * * *